Exhibit 99.1

Date: April 29, 2013	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: CARDIOME PHARMA CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 24, 2013
Record Date for Voting (if applicable) :	May 24, 2013
Beneficial Ownership Determination Date :	May 24, 2013
Meeting Date :	June 28, 2013
Meeting Location (if available) :	2nd floor Boardroom 6190 Agronomy Road, Vancouver, BC V6T 1Z3
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:
Description CUSIP Number ISIN COMMON SHARES 14159U301 CA14159U3010

Sincerely, Computershare Agent for CARDIOME PHARMA CORP.